Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-214512

December 16, 2016

THE OFFERING

Securities offered by us	We are offering 15,000 shares of Series H Preferred Stock, with a stated value of $1,000 per share, with each share convertible into 7,692 shares of our common stock, assuming a conversion price of $0.13 per share (the last reported sale price of our common stock on December 15, 2016).

Rank	The Series H Preferred Stock ranks on parity to our common stock.

Conversion	Each share of the Series H Preferred Stock is convertible into shares of our common stock (subject to adjustment as provided in the related certificate of designation of preferences, rights and limitations) at any time at the option of the holder at a conversion price equal to the stated value of the Series H Preferred Stock of $1,000 per share divided by $0.13. Holders of Series H Preferred Stock are prohibited from converting Series H Preferred Stock into shares of our common stock if, as a result of such conversion, the holder, together with its affiliates, would own more than 4.99% of the total number of shares of our common stock then issued and outstanding. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days after such notice to us.

Liquidation Preference	$1,000 per share, plus any accrued and unpaid dividends thereon,before any distribution shall be made to the holders of the common stock (if our assets shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the holders of the Series H Preferred Stock shall be ratably distributed among them in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full), and then the same amount that a holder of common stock would receive if the Series H Preferred Stock were fully converted into shares of our common stock at the conversion price (disregarding for such purposes any conversion limitations) which amounts shall be paid pari passu with all holders of common stock.

Voting Rights	Shares of Series H Preferred Stock generally have no voting rights, except as required by law and except that the affirmative vote of the holders of at least 75% of the then outstanding shares of Series H Preferred Stock is required to (a) alter or change adversely the powers, preferences or rights given to the Series H Preferred Stock, (b) amend our certificate of incorporation or other charter documents in any manner that materially adversely affects any rights of the holders, (c) increase the number of authorized shares of Series H Preferred Stock, or (d) enter into any agreement with respect to any of the foregoing.

Dividends	Holders of Series H Preferred Stock are not entitled to receive any dividends, unless and until specifically declared by our board of directors. The holders of the Series H Preferred Stock will participate, on an as-if-converted-to-common stock basis, in any dividends to the holders of common stock.

Redemption	We are not obligated to redeem or repurchase any shares of Series H Preferred Stock. Shares of Series H Preferred Stock are not otherwise entitled to any redemption rights or mandatory sinking fund or analogous fund provisions.

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Negative Covenants	As long as at least 10% of the shares of Series H Preferred Stock originally issued are outstanding, unless the holders of at least 75% of the then outstanding shares of Series H Preferred Stock shall have given prior written consent, we may not, and we shall not permit any of our subsidiaries to, directly or indirectly (a) repay, repurchase or offer to repay, repurchase or otherwise acquire more than a de minimis number of shares of common stock or common stock equivalents or junior securities (as such terms are defined in the Series H Preferred Stock Certificate of Designation), with certain exceptions, (b) pay cash dividends or distributions on junior securities (which includes our common stock), (c) enter into any transaction with any affiliate which would be required to be disclosed in any public filing with the SEC, unless it is made on an arm’s-length basis and expressly approved by a majority of our disinterested directors (even if less than a quorum), (d) enter into any agreement to effect any issuance by us or any subsidiary of common stock or common stock equivalents (or a combination thereof) involving a variable rate transaction (as defined in the Series H Preferred Stock Certificate of Designation), (e) except for certain exempt issuances, issue any common stock or common stock equivalents for an effective price per share (as calculated in the Series H Preferred Stock Certificate of Designation) less than the then conversion price, or (f) enter into any agreements with respect to any of the foregoing.

Common Stock underlying Series H Preferred Stock	This prospectus also relates to the offering of up to 115,380,000 shares of our common stock issuable upon conversion of the Series H Preferred Stock, assuming a conversion price of $0.13 per share (the last reported sale price of our common stock on December 15, 2016).

Over-allotment option	The underwriters have an option for a period of 45 days to purchase up to an additional 2,250 shares of Series H Preferred Stock, solely to cover over-allotments, if any.

Series H Preferred Stock to be outstanding immediately after this offering	15,000 shares. If the underwriters’ over-allotment option is exercised in full, the total number of shares of Series H Preferred Stock outstanding immediately following the option exercise will be 17,550 shares.

Representative’s warrants

We will issue to Aegis Capital Corp., the representative of the underwriters, or its designees, upon closing of this offering, compensation warrants for the purchase of 5% of the aggregate number of shares of common stock issuable upon conversion of the Series H Preferred Stock sold in this offering. The representative's warrants will have a term of four years and may be exercised commencing twelve months after the date of effectiveness of the Registration Statement on Form S-1 of which this prospectus forms a part. The representative's warrants may be exercised on a cashless basis.

Use of proceeds	We intend to use the net proceeds received from this offering to redeem 97.5% of the outstanding shares of our Series G Convertible Preferred Stock (the “Series G Preferred Stock”) in the approximate amount of $8.3 million, for working capital and general corporate purposes, to pay down certain related party and third party indebtedness, continued development of new diagnostics processes and methodologies, continued development, roll out and implementation of EHR and Revenue Cycle Management services and paying for possible acquisitions or expansion of our business.

NASDAQ Capital Market symbol for our common stock	RNVA.

No Market for the Series H Preferred Stock	There is no established public trading market for the Series H Preferred Stock offered hereby.

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